Exhibit 99.1

CERTAIN BUSINESS RISKS AND UNCERTAINTIES

Described below are various risks and uncertainties that may affect our business. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us, that we currently deem immaterial or that are similar to those faced by other companies in our industry or business in general may also affect our business. If any of the risks described below actually occurs, our business, financial condition or results of future operations could be materially and adversely affected.

Our operating results and margins may fluctuate significantly.

Although we experienced significant revenue and earnings growth in the past year, we may not be able to sustain such growth or maintain our margins, and we may experience significant fluctuations in our revenue, earnings and margins in the future. For example, historically, the prices of our LEDs have declined based on market trends. We attempt to maintain our margins by constantly developing improved or new products, which command higher prices or by lowering the cost of our LEDs. If we are unable to do so, our margins will decline. Our operating results and margins may vary significantly in the future due to many factors, including the following:

•	our ability to develop, manufacture and deliver products in a timely and cost-effective manner;

•	variations in the amount of usable product produced during manufacturing (our “yield”);

•	our ability to improve yields and reduce costs in order to allow lower product pricing without margin reductions;

•	our ability to ramp up production for our new products;

•	our ability to produce higher brightness and more efficient LED products that satisfy customer design requirements;

•	our ability to develop new products to specifications that meet the evolving needs of our customers;

•	our ability to generate customer demand for our LDMOS 8 products and ramp up production of those products accordingly;

•	changes in demand for our products and our customers’ products;

•	changes in the competitive landscape, such as higher brightness LED products, higher volume production and lower pricing from Asian competitors;

•	declining average sales prices for our products;

•	changes in the mix of products we sell;

•	inventions by other companies of new technology that may make our products obsolete;

•	product returns or exchanges that could impact our short term results;

•	changes in purchase commitments permitted under our contracts with large customers;

•	changes in manufacturing capacity and variations in the utilization of that capacity;

•	disruptions of manufacturing as a result of damage to our manufacturing facilities from causes such as fire, flood or other casualties, particularly in the case of our single site for SiC wafer and LED production;

•	our policy to fully reserve for all accounts receivable balances that are more than 90 days past due, which could impact our short-term results; and

•	Changes in Federal budget priorities could adversely affect our contract revenue.

These or other factors could adversely affect our future operating results and margins. If our future operating results or margins are below the expectations of stock market analysts or our investors, our stock price may decline.

We are highly dependent on trends in mobile appliances to drive a substantial percentage of LED demand.

Our results of operations could be adversely affected by reduced customer demand for LED products for use in mobile appliances. In the third quarter of fiscal 2004, we derived approximately 50% of our LED revenue and approximately 40% of our overall revenue from sales of our products into mobile appliance applications. Our ability to maintain or increase our LED product revenue depends in part on the number of models into which our customers design our products and the overall demand for these products. Also, design cycles in the handset industry are short and demand is volatile, which make production planning difficult to forecast. However, our design wins are spread over a broad model and customer base.

If we experience poor production yields, our margins could decline and our operating results may suffer.

Our SiC material products and our LED, power and RF device products are manufactured using technologies that are highly complex. We manufacture our SiC wafer products from bulk SiC crystals, and we use these SiC wafers to manufacture our LED products and our SiC-based RF and power semiconductors. Our Cree Microwave subsidiary manufactures its RF semiconductors on silicon wafers purchased from others. During our manufacturing process, each wafer is processed to contain numerous “die,” which are the individual semiconductor devices, and the RF, power devices and XLamp products are further processed by incorporating them into a package for sale as a packaged component. The number of usable crystals, wafers, die and packaged components that result from our production processes can fluctuate as a result of many factors, including but not limited to the following:

•	impurities in the materials used;

•	contamination of the manufacturing environment;

•	equipment failure, power outages or variations in the manufacturing process;

•	lack of adequate quality and quantity of piece parts and other raw materials

•	losses from broken wafers or human errors; and

•	defects in packaging either within our control or at our subcontractors.

We refer to the proportion of usable product produced at each manufacturing step relative to the gross number that could be constructed from the materials used as our manufacturing yield.

Since many of our manufacturing costs are fixed, if our yields decrease, our margins could decline and our operating results would be adversely affected. In the past, we have experienced difficulties in achieving acceptable yields on new products, which has adversely affected our operating results. We may experience similar problems in the future and we cannot predict when they may occur or their severity. In some instances, we may offer products for future delivery at prices based on planned yield improvements. Reduced yields or failure to achieve planned yield improvements could significantly affect our future margins and operating results.

The markets in which we operate are highly competitive and have evolving technology standards.

The markets for our LED, laser, RF and microwave, and power semiconductor products are highly competitive. Competitors are offering new UV, blue and green and white LEDs with aggressive prices and improved performance. In the RF power semiconductor field, the products manufactured by Cree Microwave compete with products offered by substantially larger competitors who have dominated the market to date based on product quality and pricing. The market for SiC wafers is also becoming competitive as other firms have in recent years begun offering SiC wafer products or announced plans to do so. We also expect significant competition for products, such as those for use in microwave communications and power switching.

We expect competition to increase. This could mean lower prices for our products, reduced demand for our products and a corresponding reduction in our ability to recover development, engineering and manufacturing costs. Or competitors could invent new technologies that may make our products obsolete. Any of these developments could have an adverse effect on our business, results of operations and financial condition.

Litigation and SEC matters could adversely affect our operating results and financial condition.

In the summer of 2003, nineteen purported class action lawsuits were filed in the United States District Court for the Middle District of North Carolina by alleged purchasers of our common stock. The lawsuits name us, and certain of our officers and current or former directors as defendants. The court consolidated for pre-trial purposes all nineteen of the actions and any related actions and appointed a lead plaintiff and lead counsel for the consolidated cases. The lead plaintiff filed a consolidated amended complaint on January 16, 2004. The consolidated amended complaint alleges, among other things, violations of federal securities laws, including violations of Section 10(b) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5, and violations of Section 20(a) and Section 18 of the Exchange Act against the individual defendants. The consolidated amended complaint also asserts claims against certain of our officers pursuant to Section 304 of the Sarbanes-Oxley Act of 2002. Among other claims, the consolidated amended complaint alleges that we made false and misleading statements concerning our investments in certain public and privately held companies and our agreements with C&C. We have moved to dismiss the consolidated amended complaint. The motion is currently pending. We intend to defend these lawsuits vigorously.

Defending against existing and potential securities and class action litigation will likely require significant attention and resources and, regardless of the outcome, result in significant legal expenses, which will adversely affect our results unless covered by insurance or recovered from third parties. If our defenses are ultimately unsuccessful, or if we are unable to achieve a favorable resolution, we could be liable for damage awards that could materially adversely affect our results of operations and financial condition.

In addition, the Securities and Exchange Commission (the “SEC”) in July 2003 initiated an informal inquiry of us and requested that we voluntarily provide certain information to the SEC staff. We are cooperating voluntarily with this informal inquiry. If the SEC elects to pursue a formal investigation of us, responding to any such investigation could require significant diversion of management’s attention and resources in the future as well as significant legal expense. In addition, if the SEC elects to pursue an enforcement action against us, the defense against this type of action could be costly and require additional management resources. If we were unsuccessful in defending against any potential action that may arise, we may face civil or criminal penalties or fines that would materially adversely affect results of operations and financial condition.

Our business and our ability to produce our products may be impaired by claims we infringe intellectual property of others.

Vigorous protection and pursuit of intellectual property rights characterize the semiconductor industry. These traits have resulted in significant and often protracted and expensive litigation. Litigation to determine the validity of patents or claims by third parties of infringement of patents or other intellectual property rights could result in significant expense and divert the efforts of our technical personnel and management, even if the litigation results in a determination favorable to us. In the event of an adverse result in such litigation, we could be required to:

•	pay substantial damages;

•	indemnify our customers;

•	stop the manufacture, use and sale of products found to be infringing;

•	discontinue the use of processes found to be infringing;

•	expend significant resources to develop non-infringing products and processes; and/or

•	obtain a license to use third party technology.

There can be no assurance that third parties will not attempt to assert infringement claims against us with respect to our current or future products. From time to time we receive correspondence asserting that our products or processes are or may be infringing patents or other intellectual property rights of others. Our practice is to investigate such claims to determine whether the assertions have merit and, if so, we take appropriate steps to seek to obtain a license or to avoid the infringement. However, we cannot predict whether past or future assertions of infringement may result in litigation or the extent to which such assertions may require us to seek a license under the rights asserted. We also cannot determine whether a license will be available or that we would find the terms of any license offered acceptable or commercially reasonable. Failure to obtain a necessary license could cause us to incur substantial liabilities and costs and to suspend the manufacture of products. In addition, if adverse results in litigation made it necessary for us to seek a license or to develop non-infringing products or processes, there is no assurance we would be successful in developing such products or processes or in negotiating licenses upon reasonable terms or at all. Our results of operations, financial condition and business could be adversely affected if such problems were not resolved in a timely manner.

There are limitations on our ability to protect our intellectual property.

Our intellectual property position is based in part on patents owned by us and patents exclusively licensed to us by North Carolina State University, Boston University and others. The licensed patents include patents relating to the SiC crystal growth process that is central to our SiC materials and device business. We intend to continue to file patent applications in the future, where appropriate, and to pursue such applications with U.S. and foreign patent authorities.

However, we cannot be sure that patents will be issued on such applications or that our existing or future patents will not be successfully contested by third parties. Also, since issuance of a valid patent does not prevent other companies from using alternative, non-infringing technology, we cannot be sure that any of our patents (or patents issued to others and licensed to us) will provide significant commercial protection, especially as new competitors enter the market.

In addition to patent protection, we also rely on trade secrets and other non-patented proprietary information relating to our product development and manufacturing activities. We try to protect this information through appropriate efforts to maintain its secrecy, including requiring employees and third parties to sign confidentiality agreements. We cannot be sure that these efforts will be successful or that the confidentiality agreements will not be breached. We also cannot be sure that we would have adequate remedies for any breach of such agreements or other misappropriation of our trade secrets, or that our trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others.

Where necessary, we may initiate litigation to enforce our patent or other intellectual property rights. For example, we recently settled a patent infringement action that our Cree Lighting subsidiary and the Trustees of Boston University filed against AXT, Inc. last year seeking enforcement of a patent relating to semiconductor devices manufactured using a GaN-based buffer technology. Any such litigation may require us to spend a substantial amount of time and money and could distract management from our day-to-day operations. Moreover, there is no assurance that we will be successful in any such litigation.

If we are unable to produce and sell adequate quantities of our high-brightness and mid-brightness LED products and improve our yields, our operating results may suffer.

We believe that our ability to gain customer acceptance of our high-brightness LED products, including our new XThin, RazerThin, MegaBright Plus and XBright Plus products, and our mid-brightness LED products, which include our older high-brightness and UltraBright products, and to achieve higher volume production and lower production costs for those products will be important to our future operating results. We must reduce costs of these products to avoid margin reductions from the lower selling prices we may offer due to our competitive environment and/or to satisfy prior contractual commitments. Achieving greater volumes and lower costs requires improved production yields for these products. We are continuing to work with our customers to develop and expand our XBright products to help meet their market and packaging requirements. We may encounter manufacturing difficulties as we ramp up our capacity to make this product, as well as other X-class, UT230 and power chip products. Our failure to produce adequate quantities and improve the yields of any of these products could have a material adverse effect on our business, results of operations and financial condition. Some of our customers may encounter difficulties with their manufacturing processes using our X-class devices due to die attachment issues, which could increase product returns and impact customer demand, each of which would have a material adverse effect on our business, results of operations and financial condition. In addition, our customers’ inability to secure an efficient phosphor for use in converting blue or near UV LEDs to white could limit our potential sales of high brightness LED chips for these applications.

Our operating results are substantially dependent on the development of new products based on our core SiC technology.

Our future success will depend on our ability to develop new SiC solutions for existing and new markets. We must introduce new products in a timely and cost-effective manner, and we must secure production orders from our customers. The development of new SiC products is a highly complex process, and we have historically experienced delays in completing the development and introduction of new products. Products currently under development include larger, higher quality substrates and epitaxy, high power RF and microwave devices in both SiC and GaN, power devices, blue laser diodes, higher brightness, thinner LED products and high powered packaged LEDs. The successful development and introduction of these products depends on a number of factors, including the following:

•	achievement of technology breakthroughs required to make commercially viable devices;

•	the accuracy of our predictions of market requirements and evolving standards;

•	acceptance of our new product designs;

•	the availability of qualified development personnel;

•	our timely completion of product designs and development;

•	our ability to develop repeatable processes to manufacture new products in sufficient quantities for commercial sales;

•	our customers’ ability to develop applications incorporating our products; and

•	acceptance of our customers’ products by the market.

If any of these or other factors become problematic, we may not be able to develop and introduce these new products in a timely or cost-efficient manner.

We must generate new customer demand for our LDMOS8 products in order to offset expenses of our Cree Microwave segment.

Revenues of our Cree Microwave segment will depend on our ability to attract new customers for our LDMOS8 products. Prior to the termination of our supply agreement with Spectrian in November 2002, Spectrian accounted for 99% of the revenues of our Cree Microwave segment. Due to the current market environment for microwave devices and the lengthy customer design-in and qualification process for our LDMOS products, it may take many quarters to develop new customers for our Cree Microwave segment and we may not succeed in doing so. Until we develop sufficient new business for Cree Microwave’s products, our expenses for this segment will exceed its revenues. In addition, if we are unable to generate sufficient customer orders for these products and expenses continue to exceed revenues for this segment, we may be required to write down certain assets associated with this business.

We depend on a few large customers and are subject to contract terms with them.

Historically, a substantial portion of our revenue has come from large purchases by a small number of customers. Accordingly, our future operating results depend on the success of our largest customers and on our success in selling large quantities of our products to them. The concentration of our revenues with a few large customers makes us particularly dependent on factors affecting those customers. For example, if demand for their products decreases, they may limit or stop purchasing our products and our operating results will suffer. If we lose a large customer and fail to add new customers to replace lost revenue, our operating results may not recover. In addition, we often enter into contracts with large customers that may give rise to customer rights to reduce purchase commitments, return products, obtain reimbursement of certain costs, or terminate contracts. For example, our Sumitomo contract provides that

Sumitomo may decrease its purchase commitment or terminate the contract if its inventory of our products reaches a specified level. The contract also requires us to establish two rolling reserves based upon a percentage of the total purchase price of our products. We defer revenue recognition on the amounts added to reserves. If claims are made against reserves, we may recognize lesser amounts of revenue or no revenue on substitute sales to Sumitomo and any product returned may not be saleable at the same price or at all. In order for the contract to continue for fiscal 2005, we and Sumitomo must agree in advance as to the specified dollar value of our products Sumitomo is willing to commit to purchase in fiscal 2005. We are in negotiations with Sumitomo to determine this amount for fiscal 2005. Another example is our Osram contract, which allows Osram to decrease its purchase commitment if we do not offer prices at certain specified levels or as agreed to by the parties. We also face risks related to contract terms with other large customers, which could have a negative impact on our financial results.

We face significant challenges managing our growth.

We have experienced a period of significant growth that has challenged our management and other resources. We have grown from 248 employees on June 28, 1998 to 1,121 employees on June 29, 2003 and from revenues of $44.0 million for the fiscal year ended June 28, 1998 to $229.8 million for the fiscal year ended June 29, 2003. To manage our growth effectively, we must continue to:

•	implement and improve operating systems;

•	maintain adequate manufacturing facilities and equipment to meet customer demand;

•	improve the skills and capabilities of our current management team;

•	add experienced senior level managers; and

•	attract and retain qualified people with experience in engineering, design and technical marketing support.

We will spend substantial amounts of money in supporting our growth and may have additional unexpected costs. Our systems, procedures or controls may not be adequate to support our operations, and we may not be able to expand quickly enough to exploit potential market opportunities. Our future operating results will also depend on expanding sales and marketing, research and development, and administrative support. If we cannot attract qualified people or manage growth effectively, our business operating results and financial condition could be adversely affected.

Performance of our investments in other companies could negatively affect our financial condition.

From time to time, we have made investments in public and private companies that engage in complementary businesses. Should the value of any such investments we hold decline, the related write-down in value could have a material adverse effect on our financial condition as reflected in our balance sheets. In addition, if the decline in value is determined to be “other than temporary”, the related write-down could have a material adverse effect on our reported net income. For example, in the fourth quarter of fiscal 2002 we recorded a non-operating charge of $22 million (pre-tax) relating to the declines in the value of equity investments determined to be “other than temporary” as a result of continued depressed market conditions. We did not hold any investments in public companies at March 28, 2004, but we continue to hold interests in certain private companies. Each of these investments is subject to the risks inherent in the business of the company in which we have invested and to trends affecting the equity markets as a whole. Our private company investments are subject to additional risks relating to the limitations on transferability of our interests due to the lack of a public market and to other transfer restrictions. Investments in publicly held companies would expose us to market risks and could be subject to contractual limitations on transferability. As a result, we may not be able to reduce the size of our positions or liquidate our investments when we deem appropriate to limit our downside risk.

Our operating results could be adversely affected if we encounter difficulty transitioning production to a larger wafer size.

We are in the process of gradually shifting production of some LED products from two-inch wafers to three-inch wafers. We must first qualify our production processes for each product on systems designed to accommodate the larger wafer size, and some of our existing production equipment must be refitted for the larger wafer size. Delays in this process could have an adverse effect on our business. In addition, in the past we have experienced lower yields for a period of time following a transition to a larger wafer size until use of the larger wafer is fully integrated in production and we begin to achieve production efficiency. We anticipate that we will experience similar temporary yield reductions during the transition to the three-inch wafers, and we have factored this into our plan for production capacity. If this transition phase takes longer than we expect or if we are unable to attain expected yield improvements, our operating results may be adversely affected.

We rely on a few key suppliers.

We depend on a limited number of suppliers for certain raw materials, components, services and equipment used in manufacturing our products, including key materials and equipment used in critical stages of our manufacturing processes. We generally purchase these limited source items with purchase orders, and we have no guaranteed supply arrangements with such suppliers. If we were to lose such key suppliers, our manufacturing operations could be interrupted or hampered significantly.

If government agencies or other customers discontinue or curtail their funding for our research and development programs our business may suffer.

Changes in Federal budget priorities could adversely affect our contract revenue. In the past, government agencies and other customers have funded a significant portion of our research and development activities. Government contracts are subject to the risk that the government agency may not appropriate and allocate all funding contemplated by the contract. In addition, our government contracts generally permit the contracting authority to terminate the contracts for the convenience of the government, and the full value of the contracts would not be realized if they are prematurely terminated. Furthermore, we may be unable to incur sufficient allowable costs to generate the full estimated contract values, and there is some risk that any technologies developed under these contracts may not have commercial value. If government and customer funding is discontinued or reduced, our ability to develop or enhance products could be limited, and our business, results of operations and financial condition could be adversely affected.

If our products fail to perform or meet customer requirements, we could incur significant additional costs.

The manufacture of our products involves highly complex processes. Our customers specify quality, performance and reliability standards that we must meet. If our products do not meet these standards, we may be required to replace or rework the products. In some cases our products may contain undetected defects or flaws that only become evident after shipment. We have experienced product quality, performance or reliability problems from time to time. Defects or failures may occur in the future. If failures or defects occur, we could:

•	lose revenue;

•	incur increased costs, such as warranty expense and costs associated with customer support;

•	experience delays, cancellations or rescheduling of orders for our products;

•	write-down existing inventory; or

•	experience product returns.

We are subject to risks from international sales.

Sales to customers located outside the U.S. accounted for approximately 80%, 65% and 69% of our revenue in fiscal 2003, 2002 and 2001, respectively. We expect that revenue from international sales will continue to be the majority of our total revenue. International sales are subject to a variety of risks, including risks arising from currency fluctuations, trading restrictions, tariffs, trade barriers and taxes. Also, U.S. Government export controls could restrict or prohibit the exportation of products with defense applications. Because all of our foreign sales are denominated in U.S. dollars, our products become less price competitive in countries with currencies that are low or are declining in value against the U.S. dollar. Also, we cannot be sure that our international customers will continue to place orders denominated in U.S. dollars. If they do not, our reported revenue and earnings will be subject to foreign exchange fluctuations.

If we fail to evaluate strategic opportunities successfully, our business will be harmed.

From time to time we evaluate strategic opportunities available to us for product, technology or business acquisitions. For example, we recently acquired the gallium nitride substrate and epitaxy business of ATMI, Inc. If we choose to make an acquisition, we face certain risks, such as failure of the acquired business in meeting our performance expectations, diversion of management attention, retention of existing customers of the acquired business, and difficulty in integrating the acquired business’s operations, personnel and financial and operating systems into our current business. We may not be able to successfully address these risks or any other problems that arise from our recent or future acquisitions. Any failure to successfully evaluate strategic opportunities and address risks or other problems that arise related to any acquisition could adversely affect our business, results of operations and financial condition.

These or other factors could adversely affect our future operating results and margins. If our future operating results or margins are below the expectations of stock market analysts or our investors, our stock price may decline.